EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Six Months Ended June 30, 2004
Earnings:
Income before income taxes	$1,058.5

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	59.7
Portion of rents representative of interest factor	18.9
Less:
Gain on equity investments	(2.1)

Income as adjusted	$1,135.0

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$59.7
Portion of rents representative of interest factor	18.9
Capitalized interest	1.0

Total fixed charges	$79.6

Preferred Dividends:
Dividends on Preference Stock	$16.6

Ratio of earnings to fixed charges	14.3

Ratio of earnings to fixed charges and preferred dividends	11.8